[JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK LETTERHEAD]

June 18, 2007


U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JNLNY Separate Account I
    File Nos. 333-137485 and 811-08401
    CIK: 0001045032
    Accession Number: 0000927730-07-000187

Dear Commissioners:

We are writing to request withdrawal of a withdrawal request filed previously pursuant to Rule 477 under the Securities Act of 1933. It has been determined that the filing did not contain all required representations. A subsequent Form AW will be filed.

Please call me at 517-367-3835 if you have any questions.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Senior Attorney